Filed by International Seaways, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond S Shipping Inc.

Commission File No. 001-38771

Date: March 31, 2021

31-Mar -2021

International Seaways, Inc. ( INSW )

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

CORPORATE PARTICIPANTS

James D. Small	Craig H. Stevenson, Jr.
Senior Vice President, Chief Administrative Officer, Secretary & General	Chief Executive Officer, President & Director, Diamond S Shipping Inc.
Counsel, International Seaways, Inc.

Lois K. Zabrocky	Jeffrey D. Pribor
President, Chief Executive Officer & Director, International Seaways, Inc.	Chief Financial Officer & Senior Vice President, International Seaways, Inc.

OTHER PARTICIPANTS

Omar Nokta	Liam Burke
Analyst, Clarkson Capital Markets LLC	Analyst, B. Riley Securities, Inc.

Benjamin Joel Nolan
Analyst, Stifel, Nicolaus & Co., Inc.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning and welcome to the International Seaways Business Update Conference Call. All participants will be in a listen-only mode. [Operator Instructions] After today's presentation, there will be an opportunity to ask questions. Please note this event is being recorded.

I'd now like to turn the conference over to James Small, Chief Administrative Officer and General Counsel. Please go ahead.

James D. Small

Senior Vice President, Chief Administrative Officer, Secretary & General Counsel, International Seaways, Inc.

Thank you. Good morning, everyone, and welcome to our conference call to discuss the announced merger between International Seaways and Diamond S Shipping. Before we begin, I would like to advise everyone that during this call, the participants may make forward-looking statements regarding the merger either for both companies and the industry in which they operate. Those statements may address without limitation the following topics: the timing and likelihood of the completion of the proposed transaction or any anticipated synergies or other benefits therefrom; the accounting or tax treatments of the proposed transaction; customer reactions to the proposed transaction; any plans to issue dividends; the party's prospects including statements regarding vessel acquisitions, trends in the tanker market and possibilities of strategic alliances and investments; expectations regarding revenues and expenses; and economic, political, and regulatory developments around the world. Any such forward-looking statements are based on International Seaways and Diamond S' current plans, estimates and projections and take into account various assumptions based on a number of factors including management's experience and perception of historical trends, current conditions, expected and future developments and other factors believed to be appropriate to consider in the circumstances. Forward-looking statements are subject to risks, uncertainties, and assumptions, many of which are beyond the control of International Seaways and Diamond S that could cause results to differ materially from those implied or expressed by those statements.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

Factors, risks, and uncertainties that could cause differences from expectations include those described in each company's 2020 Annual Report on Form 10-K and in other filings that they have made or in the future may make with the US Securities and Exchange Commission.

With that out of the way, I would like to turn the call over to the President and Chief Executive Officer of International Seaways, Ms. Lois Zabrocky. Lois?

Lois K. Zabrocky

President, Chief Executive Officer & Director, International Seaways, Inc.

Thank you very much, James. Good morning, everyone. Thank you so much for joining us today. If you turn to slide 4, we're so excited to discuss our merger with Diamond S, enabling us to consolidate the tanker sector and create an industry bellwether. I'm pleased to welcome Jeff Pribor, International Seaways CFO; and Craig Stevenson, Jr., President and CEO of Diamond S, who are joining me on today's call.

Through this transformational strategic combination, we're bringing together two leading companies both with long-term customer relationships and deep cultures based on achieving the most stringent safety and operational standards. Importantly, we are also joining two US-based tanker companies with strong and complementary positions in the crude and product tanker sectors. The combined company will have 100 vessels, including our two FSOs; our annual TCE revenue greater than $800 million; an enterprise value close to $2 billion; and an equity market capitalization of approximately $1 billion. This highly accretive transaction double our NAV and is expected to generate over $23 million in annual cost synergies and over $9 million of revenue synergies.

Turn to slide 5. I'm going to review the key terms of our transaction today. Under the terms of the definitive merger agreement which was unanimously approved by both companies' Boards of Directors, International Seaways will merge with Diamond S. Diamond S shareholders will receive 0.55375 shares in INSW in consideration for each share held for a total value of $416 million in stock considerations. Once completed, INSW and Diamond S shareholders will own approximately 55.75% and 44.25% of the combined company respectively.

Concurrent with this transaction and immediately prior to closing, International Seaways shareholders will receive a special cash dividend of $31.5 million representing $1.10 per share. Additionally, Diamond S affiliate management services agreement with Capital Ship Management will be transitioned out over time without any interruption for customers and the majority of the vessels will be redelivered by the third and fourth quarters of 2021.

I'm pleased to announce that Craig Stevenson, Jr, Diamond S's President and CEO, has agreed to assume the position of special advisor at the combined company where he will work in concert with myself and management to affect the smooth integration. Our board will be composed of 10 Directors, 7 of whom will be appointed by INSW and 3 by Diamond S. The Diamond S Banking Group has provided their consent to amend their facilities to accommodate the transaction. In addition, shareholders representing approximately 14% and 29% of the issued and outstanding shares of International Seaways and Diamond S respectively have committed to vote in favor of the merger. The transaction is expected to close during the third quarter of 2021, subject to INSW and Diamond S shareholder approval and customary closing conditions.

Moving to slide 6. We detail the highlights of the transaction, by combining these two leading US-listed diversified tanker owners, we expect to deliver a number of compelling strategic and financial benefits to the stakeholders of both companies. Looking at the first series of bullets, the combination of International Seaways and Diamond S creates a top tier industry leader, with a diverse fleet of 100 ships and a deadweight of over $11 million.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

We will become the third largest US-listed tanker company by deadweight and the second largest by vessel count. Seaways has a long and successful history in the crude and product tanker sectors and today's transaction furthers our industry leadership. Following our acquisition of Diamond S, 71% of our deadweight will be focused on crude and 29% on product. And we will have a presence across sectors.

We are solidifying our power alley in the large crude segment, focused on Modern Vs and Suezmax's. And we are creating a power alley in the products, principally by combining the large MR fleet of Diamond S with our LR1/Panamax fleet. We are ideally positioned to take advantage of favorable long-term fundamentals.

With our broad operating footprint and a strong financial profile, we are also poised to continue to execute a balanced and accretive capital allocation following the completion of the transaction. This will include taking advantage of attractive opportunities to grow and renew our fleet as we recently did with our Shell LNG-fueled VLCC project while we continue to return capital to shareholders.

Turning to the second series of bullets, we expect the combined company to benefit from significant synergies and operating efficiencies, driving annual cost savings of over $23 million. We also expect to achieve over $9 million of revenue synergies.

We will continue our focus on upholding our best-in-class environment, social, and governance focus. We're proud to have been ranked as the number 1 tanker company by Webber Research ESG rankings three years in a row and are committed to being at the forefront of sustainability in the maritime sector. We believe this will create compelling opportunities for both shareholders and customers.

Looking at the last series of bullets, we are confident this transaction creates significant value for shareholders of both companies. Seaways will double our NAV in a cashless transaction that we expect to be immediately accretive to our earnings per share and cash flow. As mentioned earlier, we will also become a near-billion-dollar company by our market capitalization. And we believe this market cap expansion and enhanced trading liquidity should provide an opportunity for a rerating of our equity valuation as we firmly establish ourselves as a market leader. We will also maintain significant financial strength with net leverage of 42%, representing one of the lowest leverage ratios in the industry and a strong cash position. This balance sheet will provide us with significant financial flexibility to successfully operate through the tanker market cycles. Now, I want to invite Craig to add his perspective on the transaction. Craig?

Craig H. Stevenson

Jr., Chief Executive Officer, President & Director, Diamond S Shipping Inc.

Thanks, Lois. Thanks, Jeff. It's a pleasure to be here. Clearly, a transformative transaction. The two companies have very, very similar cultures. Diamond S is basically a little bit more focused on the product side of the business than on the crude side. The two companies coming together is sort of just about anything anyone would ever want in the tanker space. And a very, very large company.

And clearly, size is important. Trading, liquidity is important. You know, for those of you who know me and the other positions I've held in the industry, consolidation is something that needs to be front and center. And we've been working for some time now to continue to consolidate. Liquidity is probably as important of a value as anything for any stakeholder. And so, I just wanted to tell all of the shareholders that, you know, we, at Diamond S, will work very, very hard for all of the shareholders and are optimistic about the future. The timing of this transaction seems to be very attractive. Lois, I'd like to turn it back to you. Thank you.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

Lois K. Zabrocky

President, Chief Executive Officer & Director, International Seaways, Inc.

Thank you very much, Craig. If we turn to slide 7, we take a look at the strategic vision of the new International Seaways. We have solidified our position as a diversified tanker sector bellwether company, establishing our power alleys in large crude and product markets. With enhanced scale and capability, combined with a best-in- class ESG track record, we are ideally suited to meet the evolving needs of leading energy companies and benefit from favorable long-term fundamentals for both the crude and product tanker sectors. Complementing our sizable operating platform, we will maintain significant balance sheet strength, preserving our financial flexibility, and enabling us to capitalize on attractive opportunities for shareholders.

Since becoming an independent public company over four years ago, we've remained true to executing an accretive and balanced capital allocation strategy in order to maximize value for our shareholders. This has included returning capital as we repurchased nearly 5% of our outstanding shares last year. We also paid $0.24 per share in dividends in 2020. And as noted, we will be paying a special dividend of $31.5 million or $1.10 per share to current Seaways shareholders immediately prior to the closing of this transaction.

Our $0.06 per share quarterly dividend remains in place. A key to our approach is our track record of taking advantage of attractive opportunities to grow and renew our fleet at favorable times in the tanker cycle. Consistent with our intense focus on preserving our financial strength and remaining discipline, Seaways will continue to be opportunistic to deliver accretive returns to equity. Our agreement to build three Dual Fuel Vs on seven-year time charter agreements with Shell under favorable terms, is the most recent example of our proven approach in collaboration with customers. It follows the acquisition of nine Modern Vs and Suezmaxes at attractive points in the cycle in 2017 and 2018.

With this strategic combination, we are announcing today we have enhanced our ability to unlock shareholder value. Based on this increased upside to the crude and product tanker markets in a larger market cap, we believe we have the potential to have our equity rerated and close the NAV gap.

Moving to slide 8. We talk in detail on our track record of investing over $600 million at the cyclical low points in the tanker market. This is consistent with our disciplined approach to capital allocation. As you can see on the chart, the nine ships including six Vs we acquired in 2018 for $434 million and the two Suezmaxes and one VLCC acquired in 2017 have materially appreciated in value since their acquisition on an age-adjusted basis.

These nine ships contributed $111 million in operating income during 2020. In addition, our Shell project new building contracts have appreciated in value since the agreement was announced, further illustrating our ability to adeptly identify attractive fleet renewal opportunities.

Moving to slide 9. You really can see the scale and the reach of the combined platform. The crude and product tanker fleet will provide a leading presence in the VLCC and Suezmax and LR1 and MR markets. We will also have significant commercial reach and a global trading footprint driven by our long relationships with world-class energy customers and our involvement in industry leading pools such as Tankers International, one of the largest pool operators of VLCCs in the world.

INSW was a founding member of Tankers International Pool over 20 years ago and we have helped to expand the global presence and we established our New York City office in 2020 within our own headquarters. The pools that we are part of include Penfield, a commercial manager operating a Suezmax, Afra, and Panamax pool; Concord Maritime who operates a pool specializing in Aframaxes and LR2; and Panamax International, a joint venture between Seaways, Ultranav, and Flopec of Ecuador. That pool focuses on Panamax trading in North and South America and create outsized returns in a niche market.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

I'm now going to turn the call over to Jeff, and he's going to provide additional financial details on today's transaction. Jeff?

Jeffrey D. Pribor

Chief Financial Officer & Senior Vice President, International Seaways, Inc.

Thank you, Lois. Turning now to slide 10. I'd like to talk about our balance sheet. The combined company will have a significant financial strength highlighted by a cash position of $340 million, total liquidity of $433 million, and a net leverage ratio of 42%. As Lois mentioned, we will continue to maintain one of the lowest leverage ratios in the tanker sector. In terms of our debt, it is expected to be approximately $1.2 billion combined at closing. The two companies' debt facilities shown on the top left of the slide reflect our highly competitive cost of capital including an attractive quarterly amortization schedule with the vast majority of debt maturity dates no earlier than 2024.

I'd also like to point out at this time that we continue to have very strong relationship with the leading group of diverse global banks. We very much appreciate the ongoing support of this group which now includes 12 major shipping banks.

Moving now to slide 11, as Lois mentioned, the combined revenue in 2020, TCE revenue, would have been to be over $800 million, more than double of what our own TCE revenue. Adjusted EBITDA for the combined company was also nearly double to $423 million on a combined basis.

Turning to slide 12, we provide additional details on the significant synergies we expect to realize. International Seaways and Diamond S complementary platforms create an opportunity for reduced overhead, the elimination of duplicative public company costs, as well as the streamlining of ship management arrangements among other expenses. We expect to fully achieve cost synergies in excess of $23 million within 2022 and believe the scale of our combined platform and streamlined commercial operations will also lead to revenue synergies with over $9 million annually.

If you look on the right – the chart on the right-hand side of the slide, we breakout some of these – the specifics of these costs including compensation, office and administrative costs, management fees, and public company costs.

That concludes my remarks. So, I'd love to now turn the call back to Lois for market commentary and closing comments.

Lois K. Zabrocky

President, Chief Executive Officer & Director, International Seaways, Inc.

Thanks so much, Jeff. We're very positive on the long-term outlook for crude and product tankers. We anticipate, in the second half of 2021, a recovery of oil demand as the world opens up and vaccinations are pervasive throughout the emerging market. This is one of the major reasons we're so excited for our merger with Diamond S at this time.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

Turning to slide 13, we provide an update on oil supply and demand. Based on the March forecast, the IEA estimates oil demand to increase by 5.5 million barrels per day recovering about 60% of the volumes that were lost in 2020. Consistent with this uptick, the IEA expects a 5.4 million barrel per day increase in demand for 2021 and growth in 2022 amounting to an additional 3.5 million barrels per day. While demand is recovering and rising, global oil stocks are 62.8 million barrels per day below the May 2020 peak according to the IEA. We continue to believe that stock drawdowns are needed to set the stage for a full some tanker market recovery. The decision by OPEC plus not to lift production quotas puts pressure on inventory levels. Partly as a result, floating crude storage has already decreased to pre-pandemic levels.

On slide 14, given that we will be significantly increasing our presence in the MR sector, we believe an update on oil supply and demand specifically related to the positive implications for product tankers, global refinery throughput is trending upward with an increase of 440,000 barrels per day in January. Although February saw a decline of almost 2 million barrels per day due to an extended period of cold weather in the United States particularly in Texas, for the second quarter, the IEA expects refinery throughput to be up 8 million barrels per day on a year-on-year basis and that 4.3 million barrels a day for the full year of 2021.

Aside from jet fuel, demand for refined products this year is expected to exceed for refined products this year is expected to exceed 2019 demand. Similar to the developments we're seeing in the crude market, the refined products floating storage is also down to near pre-pandemic levels. It's also worth noting that less anticipated refinery maintenance this year as compared to the high levels we've seen in recent past is supportive of increased demand for product tankers.

On slide 15, we take a look at ships supply. We have mentioned this previously and it continues to be the case. The overall tanker order book remains at historic lows. 31 VLCCs were ordered in 2019, 41 ordered in 2020 with 10 orders canceled recently. We believe uncertainty related to the market to decarbonization regulations and as well as higher steel input costs and increasing new building prices is tampering ordering.

On the bottom half the slide, we take a look at the potential for recycling. There are a number of candidates based on the aging global fleet. As you can see in the chart on the right-hand side, a quarter of the existing VLCC fleet is now at least 15 years old and 8% is 20 years old or older. This represents the entire VLCC order book. Another 13 of these will reach 20 years old in 2021. Once these vessels reach the age of 15, they're more expensive to operate and as these ships reach the ballast water treatment deadlines, then owners must invest in capital upgrades.

Based on these dynamics, the potential for recycling has been building. Only four of these were recycled in both of 2019 and 2020. Recycling is less – is likely to increase particularly given the current low spot rate environment in increasing recycled prices.

Before opening up the call for questions, on slide 16, we go over our closing comments. Today's highly accretive strategic combination will enable Seaways to double our net asset value in a cashless transaction that will be accretive to earnings and cash flow per share immediately. The combined company will be an industry bellwether with significant scale, financial strength, and commercial expertise. With over 100 – with 100 ships and power alleys and large crude and product sectors, we are ideally positioned to capitalize on the attractive industry fundamentals we anticipate in the second half of the year and into 2022.

Our larger operating footprint and strategic alignment unlocks a substantial cost in commercial synergies to be realized through 2022. We have maintained significant balance sheet strength and financial flexibility. We're committed to further executing our balanced and accretive capital allocation strategy. This includes returning capital to shareholders. As we efficiently integrate the merger, our unwavering focus will be on drawing on our highly experienced management team and board to continue to meet the evolving needs of leading energy companies and to create lasting value for customer and shareholders. And as always, our highest focus will continue to be on the safety of our ships and our seafarers. Thank you very much.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

Operator, we will now open the call for questions.

QUESTION AND ANSWER SECTION

Operator: Thank you. We will now begin the question-and-answer session. [Operator Instructions] The first question is from Omar Nokta from Clarksons Platou Securities. Please go ahead.

Omar Nokta Analyst, Clarkson Capital Markets LLC	Q

Thank you. Hi, Lois, Jeff, Craig.

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

How are you?

Omar Nokta Analyst, Clarkson Capital Markets LLC	Q

Congratulations. Hey, I'm good. I'm good. You know, clearly, an exciting opportunity here and, you know, gives both companies a critical mass across most of the tanker asset classes and really without changing the leverage profile as you guys highlight and not overextending yourselves.

You know, a couple questions for you, you know, the – clearly, these next few months you're going to be doing some preparations and then afterwards there's going to be some integration. And that's going to cover I think a lot of 2021. And as you head into next year, you know, into 2022, you know, I think you touched on this in the presentation, but what are you guys thinking of in terms of strategic priorities as a combined company?

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

Well, clearly, Omar, you know, our top strategic priority will be the successful integration. And, you know, one of the things that, you know, with that MR 50 fleet strong, Diamond S has a very strong base of MR experience and that will complement our crude experience. So, really, as you say, throughout 2021, you know, the successful integration will be top of mind. And we believe that we're going into a recovering part of the cycle. And we think that, that, in particular, is, you know, the timing of what, you know, what we are creating here is particularly advantageous. Jeff, do you want to complement that?

Jeffrey D. Pribor Chief Financial Officer & Senior Vice President, International Seaways, Inc.	A

No, I think you've hit it perfectly, Lois. Omar, I think that this positions us very well for what's going to be a good second half of this year and probably led by products with products and crude. And we really like the way we're going to look going into 2022. So, I think our priority will be to integrate and harvest.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

Omar Nokta Analyst, Clarkson Capital Markets LLC	Q

Makes sense. Thanks for that. Clearly, with Diamond S now gives you a meaningful footprint in the Suezmaxes and the MRs really did compliment the VL and Panamax exposure you currently have. The Diamond S fleets skews a little older and I just wanted to ask how are you guys thinking about that age difference. And clearly, it seems the benefits of just all of a sudden having a meaningful footprint in both those sectors is huge, but how do you think about managing the older vessels here in the coming few years?

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

Well, Omar, as you know, I mean at Seaways, we have – we fleeted ourselves solely through second-hand purchases until last month when we signed a seven year time charters to build a Dual Fuel VLCCs for Shell. And the fitting needs the two fleets together, the Suezmaxes have an average age of eight years. So, what that does is really just solidifies our focus on the big ships. So, we spent over $600 million on big ships which to us means VLCCs and Suezmaxes. So this just really makes that a concrete platform that is fully realized. And then you turn to the MRs and they do have an average age of 12 years. However, International Seaways, when we spun out from OSG, we had an average age of 12 years which we have steadily worked down to nine. When we combine with Diamond S, we will still have an average age of 9.5 years. And one of the things that we've established a track record of over the last four years is just really working the market and constantly assessing each ship and harvesting, as Jeff says, when those opportunities arise for us as recently in the third quarter when we sold $60 million worth of ships in the marketplace.

So, for us, it will be a combination of each ship have a long life ahead of them and we think the products fundamentals will be there but the timing of this transaction means that these ships that go on our books at a low point in the cycle and we think that there will be a high return on capital for shareholders.

 A

Yeah. I just underscored that Omar, these MRs particularly at this age, they're over 10 but they have – look at the next few years. They've got good, strong earnings potential left in them, and as Lois said, they come on at a perfect time of cycle to really begin a really good return on assets for all of our shareholders.

Omar Nokta Analyst, Clarkson Capital Markets LLC	Q

Yeah. Makes sense and yeah, clearly it's definitely well-timed as appears. And one final question. At Diamond S, Craig had put 28 or so of the MRs in Northern Lorient. I'm not sure if this is early or it's a topic of discussion going forward but how do you guys think about as the capital maritime vessels return back into the fleet, do you expect to take those MRs and put them into Lorient or do you plan to do something else?

A

So Omar, International Seaways participates in clean – CPTA, our clean products pool in collaboration with Ultragas of Chile. And that's a platform that has around a dozen MRs and they have posted quite strong competitive results in the last year. So, we see that the move that Diamond S made to Norient has been very successful. We have our CPTA pool. And then, we will in collaboration with Craig look at what is the optimal place to put these ships. And we're going to have over the next say three months in order to do that analysis. Craig, do you want to add anything to that?

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

A

No, Lois. I mean, I think you and Jeff have pretty well covered the bases. I mean, obviously we spent a lot of time Norient. And I think for our product carrier fleet, it was a perfect fit for us. And so, they are incredible, professional, have some of the greatest performance of [indiscernible] without scrubbers, they have great performance. And so, happy to work with Lois and her team to come to the best solution.

 A

Thank you, Craig. Yeah. So I think Omar as we look at it and going in the future, we will have selective sales, we will maintain scale, and we'll optimize the time charter equivalent, sweat those assets every day.

Q

Got it. Understood. Thanks again, guys, and congratulations.

A

Thanks, Omar.

Q

Thank you.

Operator: The next question is from Magnus Fyhr from H.C. Wainwright. Please go ahead.

Magnus Fyhr	Q

Yeah. Good morning. Congratulations to a great transaction.

A

Thank you, Magnus.

Q

I had kind of a follow-up question on Omar related to the commercial management. I mean, I think the to the commercial management. I mean, I think the larger market cap, the scale, and the strong balance sheet should definitely help close the valuation gap to the larger cap peer group now. But as I – my questions kind of relates to the commercial management. Both companies I guess with Norient pool are outsourcing that function into pools.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

A

Right.

Q

I guess the only thing left is the Suezmaxes and the Diamond S – under Diamond S management. Any thoughts there of maybe bringing that commercial management of that in-house or continue with that? And what are the merits of having the ships in the pool versus maybe getting more market intelligence on these Suezmaxes and have them in-house?

A

So, as you are aware, at International Seaways, we have been committed to pools for a number of years and that is something that we do plan to continue. And I would say that because we align ourselves, for example, with Tankers International, where we own half of it; or Panamax International, where it's a joint venture, we stay very close to the pools and to the customers which facilitate. On the Suezmaxes, I do think that it has been a strength and they are doing them internally at present and it's just too early to say. What we will do I can tell you is that look and – strategically at how other time charter equivalents and we're going to make sure that we're optimizing the fleet. So, we are wedded to making the highest time charter equivalent and not necessarily to the pool or having it be in-house but to earning the most money on each ship every day.

Q

Thank you. It seems like the Pentsville pool will be a good alternative place for those Suezmaxes. I guess if you would keep these – if you would keep the commercial management in-house, under the Diamond S management, what – these cost savings that you laid out, will that change anything? Or would that – would the cost savings be as great if you keep those Suezmaxe’s under commercial management?

A

Yeah. So, the majority of our savings will come from reduced public company cost, the limitation of duplication of D&O Insurance and board costs and external audit. And there is an element in there, of reduction, where there is some overlap. However, the – keeping of that in-house Suezmax function has really not moved that needle. And we would still expect to be able to realize the $23 million within 2022.

A

Yeah. And just let me underscore, Lois. With 100 ships, Magnus, with 100 vessels, we need good people, we need the good people that are in both companies and lots of them. So, there's plenty of scope for synergy just like Lois said, from all the public company cost and other things that you don't need. But we do need good people to run 100 ships and there's going to be two separate companies until closing. And then after that, there's going to be a lot of time and integration, a lot of study on the right way to do things. And so, it's – we'll have a lot of time to stop, look, and listen and then make the best choices, as Lois was indicating on the questions you asked.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

Q

Right. I mean, tripling the size of the fleet, I mean, it seems like you would have to maintain, maybe, some of those – some of that overhead, just the increased size of the fleet. But thanks for answering the questions and congratulations again.

A

Thank you.

A

Thanks, Magnus.

Operator: The next question is from Ben Nolan from Stifel. Please go ahead.

Benjamin Joel Nolan Analyst, Stifel, Nicolaus & Co., Inc.	Q

Hey, guys. This is one I've been waiting for a long time. I do have a couple of questions and they relate a little bit more to the transaction really than maybe the strategy. So as I think through, well I think I know but I'll let you explain. Can you talk through a little bit sort of the rationale behind that $31.5 million dividend prior to closing what was sort of how should we think about that?

A

Well, I think Ben, you know, start with the Seaways balance sheet and you know we have been – we concluded the year with $216 million of cash at International Seaways. So, you know, we are in a position where we can do more than one thing at a time. And you know we have committed to returning cash to shareholders and now we're simply able to take action to make that actually happen. And that's just as, you know, Jeff always says we do more than one thing from a cash capital allocation perspective. And so, you know, in concert with this transformational deal, we're able to do that dividend and return cash to our shareholders.

Benjamin Joel Nolan Analyst, Stifel, Nicolaus & Co., Inc.	Q

Yeah. I guess the real question is why $1.10, why now? How does – how are you thinking about it with respect to the value proposition of the deal? And also in that, you laid out a $416 million equity value for Diamond S based on yesterday's closing price. Is that inclusive or exclusive of the dividend?

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

A

So I'll start with the beginning of that, Ben. So, you know, as you can imagine in the fourth quarter, when we were working on such a transformational transaction, it was not an ideal time to – you cannot buy back shares. And at the same time, you know, we were really focusing on making sure that as we go through the cycle, we're in a very strong balance sheet position which is really what has allowed us to do some of these recent strategic transactions. And we feel like, you know, at this point, you know, we've ordered the shell VLCCs, you know, we've now signed the merger agreement with Diamond S. And this is a position where now we have clear focus on our horizon and it's an opportune time to do return cash to shareholders. And then, Jeff, I'll let you take the second part of that if you're willing.

Jeffrey D. Pribor Chief Financial Officer & Senior Vice President, International Seaways, Inc.	A

Well, yes, because I think for the benefit of transcripts in particular you may have said 460 whereas lowest as the pressingly said she did echo that the price in terms of yesterday's share price time shares issued which would be about roughly over 22.5 million shares like 22.7 million on the exchange ratio mentioned would be 41, 4-1-6.

A

Well, thank you, Jeff. I didn't realize that that wasn't – it must not have been clear but thank you.

Jeffrey D. Pribor Chief Financial Officer & Senior Vice President, International Seaways, Inc.	A

I think you were a bit. They may not clear. I think Ben was asking for clarification on that. So, that is one way to look at it, Ben. And it's right there front and center at a moderate premium on that basis. And then as you well know, the other way to look at it is, you know, what is the NAV which is for you and everybody else that does those kind of calculations per seaways share, multiplied by the same 22.7 million shares issued and compare that to your estimate of Diamond S's NAV per share. And I think you do that and you see that it's really a win-win transaction in terms of being a moderate premium on share price basis and a deal that sits right around the NAVs of the two companies which is fair in our view. So, I hope that answers your question.

Q

Yeah. And really, what I was getting to is the dividend trues that equation up. Is that how to think about it?

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

Well, I mean, the dividend has been taken into account and in the disclosed ownership split and the exchange ratio band. And I think that was part of your question. And I think you're looking at it very holistically and it's a fair way to think about it.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

Q

Okay. I think I've got what I want there.

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

Yeah.

Q

My next question is for Craig. I'm curious if you guys had run a process in terms of – or how this maybe culminated in terms of getting to where we are?

Craig Stevenson	A

Well, we've been working on the transaction for an incredibly long period of time. And so, you don't put a three- way deal together sort of overnight and so, we spent a lot of time on it, it's actually over a year. And so, there was no process. We just thought the two cultures made a lot of sense together. We're a little bit more focused on the product side of the business. And they're a little bit more focused on the crude side of the business. But the two companies coming together made a tremendous amount of sense.

And so – and that's where we are today.

Benjamin Joel Nolan Analyst, Stifel, Nicolaus & Co., Inc.	Q

Okay. That's helpful. And then lastly for me, it's a small number certainly relative to the cost synergies. But you didn't call out revenue synergies. Maybe talk to a little bit how you think about where those revenue synergies are created?

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

Yes. So, you know, absolutely, Ben. I mean, we mentioned a couple of the pools, you know, where we feel that the, you know, Diamond S vessels are performing strongly in Norient. We mentioned CPTA pool. And, you know, as we, you know, move – you know, streamline and move the vessels and really focus on that, we think that that is a very conservative revenue synergy that can be accomplished in 2022.

A

So, if I can – and then I would just add some, I don't know, [indiscernible] perspective, it's about optimization. I think when you have a 100 vessels, we believe that will, you know, in addition to some of the costs which we outlined, we think, on the revenue side, we'll be able to optimally deploy these vessels in a way that's just, you know, smart with more market information. And to get, you know, what's 1%, you said it's kind of small number, 1% of last year's revenue, we think that's a very reasonable aspiration in terms of revenue enhancement.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

Benjamin Joel Nolan Analyst, Stifel, Nicolaus & Co., Inc.	Q

Right. Okay. Sounds good. Well, I – so, on those 22 synergies, the one part of about the external management fees, you do expect all of those to be cycled out [indiscernible] speak about.

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

That is correct.

Benjamin Joel Nolan Analyst, Stifel, Nicolaus & Co., Inc.	Q

Okay. All right. That's perfect. Thank you.

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

Thank you, Ben.

A

Thanks.

Operator: The next question is from Liam Burke from B. Riley FBR. Please go ahead.

Liam Burke Analyst, B. Riley Securities, Inc.	Q

Yes. Thank you, and good morning.

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

Good morning, Liam.

A

Morning, Liam.

Liam Burke Analyst, B. Riley Securities, Inc.	Q

Jeff, as it being countered, you're looking at your revised or pro forma balance sheet revised or pro forma balance sheet on the debt side. Is there anything that you see or need to do differently than what you've been doing as – International Seaways as a stand-alone has been progressing?

Jeffrey D. Pribor Chief Financial Officer & Senior Vice President, International Seaways, Inc.	A

No, but it's a great opportunity to highlight a benefit of this transaction that is kind of on one of the slides but not sure we've emphasized. The overlap in banks between these two companies is tremendous. We both just entered into new facilities about a year ago with a group of banks which has a heavy overlap. Plus, we have our tremendous relationship with our – with what we call the Sinosure banks that helped us acquire those six VLCCs as Lois mentioned. But when you look across the two companies, we combine and we've indicated that the banks from Diamond S have supported this transaction, provided the consensus needed, put ourselves in position to just have a sort of a harmonized set of bank facilities that are low cost, as you can see. So we're really happy with that.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

Maturities, both having just entered the bank deal – with a major bank deal last year, we're looking at 2024. So no near-term maturities other than a really healthy profile on amortization which I like to answer part of your question. I like having a decent amount of amortization so that's keeping pace and keeping that leverage moving down naturally. So I really like our capital structure afterwards. And then shout out to all the other people, starting with Craig and Kevin at Diamond S who all worked collaborating to put that in place for this announcement.

Q

Great.

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

Yeah. We really want to thank them, yeah, Jeff?

Jeffrey D. Pribor Chief Financial Officer & Senior Vice President, International Seaways, Inc.	A

Absolutely, it was a team effort with the management teams and the financial and overall side and the banks were really grateful.

Liam Burke Analyst, B. Riley Securities, Inc.	Q

Great. And Lois, you always been opportunistic on selling assets when somebody would have to bid. If you're looking at the age of the fleet especially in the MR side, is there anything that you see as a priority to lighten up on now or are just going to continue to use that same process of waiting for the market to come to you?

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

I mean, it goes to why we think this is astute timing in the cycle and we're really looking at the fleet. Our real focus will be on getting these ships integrated and we will be using the same process we have all along that's been pretty successful. So, every day you're optimizing your fleet and then you're constantly looking at is it – which signal do you have? Is it a keep or is it a sale? And in the meantime, earned all the cash you can.

Liam Burke Analyst, B. Riley Securities, Inc.	Q

Great. Thank you, Lois. Thank you, Jeff.

A

Thanks, Liam.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

Operator: The next question is from Amit Mehrotra from Deutsche Bank. Please go ahead.

Amit Mehrotra	Q

Thanks, operator. Hi, everybody.

A

Hey, Amit.

A

Hey, Amit.

Amit Mehrotra	Q

Congrats on the deal. I just had a few kind of quick hit questions. Jeff, when you say 42% net leverage, I assume that the mark-to-market to the asset value, not a book number. Is that correct? Does that include the dividend payment? Is that pro forma for the dividend payment?

A

I believe so and it is meant to be a market value. The net debt to capitalization will be a different number. It's lower on our side but we're focused on the numbers we've disclosed. It's a year-end balance sheet numbers because that's all the numbers that are public and relatively recent outside estimates of value.

Amit Mehrotra	Q

Okay. Yes. That makes sense. And then, just another quick one for me. Was this basically a NAV to NAV deal? I'm just trying to get it. You can probably back into it with some assumptions, but is the implied value of the International Seaway shares or the Diamond S shares, basically, at higher value implied in the deal versus what the public equity markets are trading at or the discounts to NAV between both companies kind of at parity where it doesn't really matter. Because we're just seeing deals, ship-for-share deals recently more on the dry bulk space where the implied valuation that's a bit higher than where the public market is. And I wasn't sure if that was the same hue in terms of this deal.

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

Go for it, Jeff. Oh, yeah.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

Jeffrey D. Pribor Chief Financial Officer & Senior Vice President, International Seaways, Inc.	A

Lois, could I take a crack at it?

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

Yes.

Jeffrey D. Pribor Chief Financial Officer & Senior Vice President, International Seaways, Inc.	A

Amit, I would say there were a number of metrics we used to come to while we firmly believe, and as Craig said to as well as Lois, it's a very good deal for both sets of shareholders. So, it's accretion which synergies help. But you're right. It is – If you look at the NAVs and we may not have one and I don’t know if you keep one, but we have – if you look around, I think a way to look at the deal is two ways. Right? You can say, as we have, what's the number of shares we're issuing is like 22.7 million, if you look at our [indiscernible] share count times the number -the change ratio, you're getting are $416 million at $0.12, so that's a moderate premium. So, that's good for Diamond S shareholders. But if you take the But as you take the same number of shares times our intrinsic net asset value and compare it to Diamond S's intrinsic net asset value, that's up to every analyst or investor to do. But I think you'd find that it's really close to your point, right?

So, you have a situation where you're close either way you look at it and I think, like Lois and I were saying earlier, it's like the unicorn, right?

A

Yeah.

A

It's hard to find. But this is one of those times where you have the cultures are good, as Craig said, and the fleet's good, and then the finances come together around the metrics you're asking about. So, we really think a great works all around.

Q

Yeah. Makes sense. I apologize for these two quick questions but I think they're important in terms of – the last one I had was really related to the pro forma all-in cash breakeven levels. Obviously, they were pretty low given your low debt profile going in. But I assume it doesn't change that much. Maybe it goes up a little bit if I'm correct or no? But if you can just give us what the all-in pro forma cash breakeven levels are for the new entity?

A

I don't have the exact number because we thought it would just be a little too tricky to figure out everything and cover the number that wasn't misleading. But I think what you should do is look at our last filing on this, right, and look at Diamond S's. They give cash break evens as well.

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

A

Yeah.

A

And then you say to yourself, all right, I'm going to – then I'm going to take $23 million a year and divide that by 100 ships and what does that mean for your per-day basis. And then you get an idea that it's taking two companies that have, despite all the – having great safety records and really doing things right, and really doing things right, not skimping. We still have low break-evens, and you're going to realize synergies and certainly bring down the G&A today that both companies would have shown in their public filings. But I think you can kind get to it.

Amit Mehrotra	Q

Got it, yeah. Okay, that's helpful. I think it's obviously a very compelling deal for you guys. I think it's also really good for the industry in terms of scaling up some of the players. So thank you. Appreciate the time. Take care.

Lois K. Zabrocky President, Chief Executive Officer & Director, International Seaways, Inc.	A

Thank you. Take care.

Jeffrey D. Pribor Chief Financial Officer & Senior Vice President, International Seaways, Inc.	A

Thanks, Amit.

Operator: There are no more questions in the queue. This concludes our question-and-answer session. I'd like to turn the conference back over to Lois Zabrocky for any closing remarks.

Lois K. Zabrocky

President, Chief Executive Officer & Director, International Seaways, Inc.

Yes. I really – I want to thank everybody that's gotten us to this point and our ability to announce to this transaction today. In particular, Craig, thank you for joining us. Thank you for all of the collaboration that we have enjoyed today and we will in the future. And really to – all of our team, the shareholders can rest assured that we will be completely laser focused on making sure that the diligence and the integration will be a key focus for all of us at International Seaways and at Diamond S. And I'd like to welcome Diamond S in their superior experience and their culture coming together with International Seaways. So we really look forward to this transaction and getting over the finish line.

...

International Seaways, Inc. and Diamond S Shipping Inc. Merger Call

Operator: The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

Lois K. Zabrocky

President, Chief Executive Officer & Director, International Seaways, Inc.

Thank you.